Fellows Energy Ltd.
                      370 Interlocken Boulevard, Suite 400
                           Broomfield, Colorado 80021

==============================================================

February 14, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    H. Roger Schwall, Assistant Director
                  Division of Corporation Finance

                        Carmen Moncada-Terry, Esq.

                  Karl Hiller
                  Lily Dang

         Re:      Fellows Energy Ltd.
                  Registration Statement on Form SB-2/A filed February 13, 2006 File No. 333-129627
                  Form 10-K/A for Fiscal Year Ended December 31, 2004
                  File No. 000-33321

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 14, 2006 (the "Comment Letter") relating to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Annual Report") of Fellows Energy Ltd. (the
"Company") and the amended registration statement on Form SB-2 (the "Form SB-2"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith amendment no. 4 to the Company's Annual Report and amendment no. 3 to the Form SB-2.

Form SB-2/A2 filed February 13, 2006
------------------------------------

General
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1.   Please amend the accounting and disclosures in your registration  statement as ncessary to comply with all applicable comments written on your annual and interim reports.
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Securities and Exchange Commission
February 14, 2006
Page 2 of 3

     Response
     --------

     We have amended the accounting and disclosures in our registration statement as ncessary to comply with all applicable comments on our annual and interim reports

Form 10-KSB/A3 for the Fiscal Year Ended December 31, 2004, filed February 13, 2006
--------------------------------------------------------------------------------

General
-------

2. You labeled your February 13, 2006 Form 10-K/A filing as amendment two, when it was actually amendment three. Upon filing your next Form 10-K/A for the fiscal year ended December 31, 2004, please be sure that you properly label it as amendment four.

     Response
     --------

     We have labeled our amended Form 10-K/A, filed herewith, as amendment four.

3. Please relocate the explanatory note on page 16 to the forepart of your document, immediately following your cover page. It also appears that you should remove the dollar sign preceding the 3.5 million, and insert the word shares in place of the word stock.

     Response
     --------

     We have relocated the explanatory note to the page immediately preceding the cover page. In addition, we have revised our disclosure to state that it was 3.5 million shares of common stock.

Financial Statements
--------------------

4. We note that there has been no change in the dating of the audit report, and no explanatory language added to address the restatement necessary to correct the valuation of your shares, as would ordinarily be required under AU Sections 530.05 and 420.12. Please ask your auditors to consult this guidance, and to advise us of their position on applicability pertinent to the reissuance of their March 29, 2005 audit report.

     Response
     --------

     Our auditors have revised their audit report, included in the amended Form 10-K/A and Form SB-2/A, in accordance with AU Sections 530.05 and 420.12.
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Securities and Exchange Commission
February 14, 2006
Page 3 of 3


Note 1 - Nature of Operations and Significant Accounting Policies, page 22
--------------------------------------------------------------------------

Impairment of Unproved (Non-Producing) Properties, page 23
----------------------------------------------------------

5. As the evaluation of unproved properties under the successful efforts methodology is guided by the provisions of SFAS 19, your reference to SFAS 144 in describing your policy appears to be misplaced.

     Response
     --------

     We have revised our disclosure to remove all references to SFAS 144.

Note 6 - Common Stock, page 25
-------------------------------

6. It appears that you should add disclosure under this heading about your January 2004 issuance and valuation of the 3.5 million shares, pursuant to your arrangement with Diamond Oil and Gas Corporation. Further, given that you are correcting your financial statements for this item, you will need to include error correction disclosures, reconciling the "as previously reported" amounts to the "restated" amounts, and explaining the changes in your approach to valuation. The columnar and line item labels relating to amounts that have been corrected in your financial statements (e.g. balance sheet and equity statements), should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your document.

     Response
     --------

     We have revised our disclosure to provide disclosure regarding the issuance and valuation of the 3.5 million shares of common stock. Additionally, we have provided error correction disclosure, reconciling the "as previously reported" and "restated" amounts, as well as providing an explanation regarding the change in our approach to valuation. In addition, we have provided the (restated) notation in the columns and lines affected. We believe that such labeling is consistent throughout the document.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                      Very truly yours,

                                                      /s/ GEORGE S. YOUNG
                                                      -------------------
                                                      George S. Young
                                                      Chief Executive Officer